EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMER 31,					THREE MONTHS ENDED MARCH 31,
	2004	2005	2006	2007	2008	2009
Ratio of Earnings to Fixed Charges	12.8	9.9	18.0	4.4	4.3	2.6

Earnings:
For 2004, 2005, 2006, 2007, 2008, and the three months ended March 31, 2009, earnings  amounted to $ 4,850,390, $ 10,235,077, $19,281,220, $ 33,545,002, $ 37,803,285 and $ 3,875,569, respectively.

Fixed Charges:

For 2004, 2005, 2006, 2007, 2008, and the three months ended March 31, 2009, fixed charges amounted to $ 378,588, $ 1,033,861, $ 1,072,769, $ 7,544,635, $ 8,833,866 and $ 1,470,868, respectively..